NEW GOLD INC.
PRESS RELEASE

New Gold Announces Closing of $4 Million Financing

December 23 2005, Vancouver, British Columbia – New Gold Inc. (NGD:TSX/AMEX) is pleased to announce the successful completion of its previously announced non-brokered private placement to investors who are at arm’s length with the Company.  As a result, the Company has issued 500,000 Flow-Through common shares at a price of CDN$8.00 per share for gross proceeds of CDN$4.0 million.

It  is planned to use the proceeds of this offering to finance underground and surface exploration programs at the Company’s 100%-owned New Afton and Ajax copper-gold Projects, Kamloops, B.C., Canada, commencing in January 2006.

The securities being offered have not, and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements.  This release does not constitute an offer for sale of securities in the United States.

New Gold is in excellent financial condition with cash of approximately CDN$18 million and no debt.  The Company has only 15.5 million shares outstanding and 17.2 million shares fully diluted.

For further information on New Gold Inc. and the New Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

New Gold Inc.

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 877-977-1067 or 604-687-1629, Fax: 604-687-2845
Email: invest@newgoldinc.com
Website: www.newgoldinc.com

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995:  This release made may contain forward-looking statements that are affected by known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed, implied or anticipated by such forward-looking statements.  Such forward-looking statements herein represent management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary. Cautionary Note to U.S. Investors concerning resource estimates.  This press release discusses the results of a scoping study, which is a “preliminary assessment” as defined in the Canadian NI 43-101, under which the use of inferred mineral resources is permitted under certain circumstances. The U.S. Securities and Exchange Commission regulations do not recognize any circumstances in which inferred mineral resources may be so used.  U.S. investors are cautioned not to assume that any part or all of an inferred resource category described as a ‘resource falling within the mine plan’ will ever be converted into ‘reserves’ within the definition of that term in SEC Industry Guide 7.  Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.  This section uses the terms “measured” and “indicated resources.”  We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.